UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File No. 0-19341

A. Full title of the plan and the address of the plan:
BOK FINANCIAL 401(k) PLAN
Second Street at Boston Avenue
Tulsa, Oklahoma 74192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOK FINANCIAL CORPORATION
Second Street at Boston Avenue
Tulsa, Oklahoma 74192

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOK FINANCIAL 401(K) RETIREMENT PLAN COMMITTEE

/s/ Steve D. Grossi
Steve D. Grossi
BOKF Financial 401(k) Retirement Plan Committee

/s/ John C. Morrow
John C. Morrow
BOKF Financial 401(k) Retirement Plan Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
BOK Financial 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of BOK Financial 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HoganTaylor LLP

Tulsa, Oklahoma
June 23, 2016

BOK FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets
Cash, non-interest bearing	$1,720,518	$1,599,728
Investments, at fair value (See Note 3)	439,510,668	425,048,213
Receivables:
Employer contributions	530,200	608,051
Notes from participants	11,258,703	11,426,303
Due from brokers	86,642	206,949
Interest and dividends	48,601	64,266
Total receivables	11,924,146	12,305,569
Total assets	$453,155,332	$438,953,510

Liabilities
Due to brokers	$1,659,038	$2,022,164
Net assets available for benefits	$451,496,294	$436,931,346

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions to net assets:

Investment income (loss):
Net depreciation in fair value of investments	$(6,962,455)
Interest and dividends	3,461,850
Total investment loss	(3,500,605)

Interest income on notes receivable from participants	347,289

Contributions:
Participants	27,413,478
Employer	19,724,338
Rollovers	4,641,957
Total contributions	51,779,773

Total additions	48,626,457

Deductions from net assets:
Benefit payments	34,041,379
Administrative expenses	20,130
Total deductions	34,061,509

Net increase	14,564,948

Net assets available for benefits:
Beginning of year	436,931,346
End of year	$451,496,294

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Note 1 – Description of Plan

The following description of the BOK Financial 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee has completed one full month of service. All newly eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

BOKF, NA, a subsidiary of BOKF, holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants. The Plan's investments are held by a bank-administered trust fund at BOKF, NA. The Retirement Plan Committee of BOKF, NA (Plan Administrator) determines the appropriateness of the Plan's investment offerings and monitors investment performance.

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan Administrator. Participants may also make Roth 401(k) contributions to the Plan; however, the combination of pre-tax and Roth contributions were limited to $18,000 for 2015. In addition, participants may make after-tax contributions, which shall not exceed 6% of each participant's compensation and were limited to $15,900 for 2015.

Participants who attained age 50 on or before December 31, 2015, were allowed to make pre-tax catch-up contributions up to an additional $6,000 in 2015.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may elect investment in any of 12 registered investment companies, the BOKF, NA Managed Allocation Portfolios (MAP) Target Funds and the BOKF, NA International Strategic Allocation Fund, which are collective investment funds, BOKF Common Stock Fund and Cavanal Hill Cash Management Fund. Participants may also elect a self-directed option that allows them to invest in a variety of marketable securities in accordance with the Plan Document.

The Employer makes a matching contribution to the Plan in either cash or in shares of BOKF Common Stock. In 2015, the entire matching contribution of $19,194,138 was made in cash. Participants with six months of service are eligible for Employer matching contributions on the first day of the quarter.

For each dollar of a participant's contribution, up to 6% of compensation per pay period, based on the participant's years of service, the Employer makes a matching contribution that increases as follows:

Years of Service	Matching Percentage
Less than four years	50%
Four to nine years	100%
Ten to fourteen years	150%
Fifteen or more years	200%

Matching contributions for the 2015 plan year were limited to a maximum of $31,800 based on the participant's years of service and the Internal Revenue Code (the Code) annual compensation limit.

The Company also makes a special contribution (Qualified Non-Elective Contribution) for participants making less than $40,000. This special contribution ranges from $250 to $750 based on compensation levels. Participants with one year of service, defined as 1,000 hours of service, are eligible for the special contribution. The aggregate special contribution for the 2015 plan year was $530,200.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2015.

Participant accounts

Each participant's account is credited with the participant's contributions, Employer matching and special contributions, as well as allocations of the Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax), Roth 401(k), after-tax contributions, Employer special contributions and the actual earnings thereon.

Notes receivable from participants

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000, reduced by the excess of the participant's highest outstanding loan balance during the previous 12-month period. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term is 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant's account. Interest rates ranged from 3.25% to 10.50% at December 31, 2015. If a participant terminates employment with the Company, the outstanding loan balance is due and payable immediately. If the loan is not repaid in full upon termination, the balance will be treated as a distribution to the participant.

Payment of benefits

A participant, who terminates employment with a vested account balance of less than $1,000, including rollover contributions, will receive a lump-sum payment. If the participant's vested balance exceeds $1,000, but is less than $5,000 (including rollover contributions), and the participant has not elected to receive a lump-sum payment directly, transfer to another eligible retirement plan or a direct rollover, the Plan will place the distribution into a direct rollover to an individual retirement account designated by the Plan Sponsor. Balances over $5,000 are not distributed without the participant's consent.

Forfeitures

At December 31, 2015, $3,304 of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. At December 31, 2014, no investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the Cavanal Hill Cash Management Fund. Forfeitures are first used to pay for administrative expenses and any remaining amounts are used to reduce future employer matching contributions. The Employer paid all such eligible administrative expenses in 2015; therefore, forfeitures of $224,383 were used to reduce employer matching contributions.

Plan termination

Although it has not expressed any intent to do so, the Employer reserves the right to discontinue or to amend the Plan, in whole or in part, from time-to-time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid.

Administrative expenses

The participants pay loan origination fees and fees related to self-directed common stocks, bonds and registered investment companies. The Employer voluntarily pays all other administrative expenses, which were $890,632 in 2015. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowances for credit losses were recorded at December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants at the measurement date. The Plan's Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued accounting pronouncements

FASB Accounting Standards Update No. 2015-07, Fair Value Measurements (ASU 2015-07)
On May 1, 2015, the FASB issued ASU 2015-07 to gain consistency within the categorization of the fair value hierarchy. The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. For the Plan, the ASU is effective beginning January 1, 2016; however, early adoption is permitted and was elected for the year ended December 31, 2015. Adoption of ASU 2015-07 did not have a significant impact to the Plan financial statements.

FASB Accounting Standards Update No. 2015-12, Plan Accounting (ASU 2015-12)
On July 31, 2015, the FASB issued ASU 2015-12 to simplify certain aspects of employee benefit plan accounting. The guidance requires plans to disaggregate investments measured using fair value by general type and include self-directed brokerage accounts as one general type. Plans are no longer required to disclose the net appreciation and depreciation in the fair value of investments equal to or greater than 5% of net assets available for benefits. The guidance is effective for the Plan on January 1, 2016; however, early adoption is permitted and was elected for the year ended December 31, 2015. Adoption of ASU 2015-12 did not have a significant impact to the Plan financial statements. Disclosures for December 31, 2014 have been modified to be consistent with 2015.
Note 3 – Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of valuation hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2015 and 2014. There were no transfers into or out of Level 1 or Level 2 for the year ended December 31, 2015. The Plan had no Level 3 measurements during the year ended December 31, 2015.

BOKF common stock, common stock self-directed brokerage accounts, and self-directed brokerage accounts in bonds: Valued at the closing price reported on the active market on which the individual securities are traded. A 30-day reinvestment restriction has been established for the BOKF Stock Fund.

Money market fund and other registered investment companies including self-directed brokerage accounts in mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective investment trusts: Valued at the NAV of shares held by the Plan at year end, as a practical expedient of fair value. The NAV is provided by the collective investment trusts' trustee, which is BOKF, NA, and is derived from market quotes for identical assets. The fair value of the investment in the collective trust fund is provided to the Plan by the trustee daily. The trustee determines the NAV per share by dividing the total fair value of the accounts by the number of the shares outstanding. The shares of these accounts may be purchased from the trustee or sold to the trustee daily at the published NAV. There are no restrictions or notice requirements for participant transactions similar to an open end mutual fund. Restrictions and notice requirements apply in situations where the Plan desires to liquidate all the shares held in an account. The Plan makes no funding commitments to the common collective trust fund.

The following table presents information about the Plan's assets measured at fair value on a recurring basis:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
BOKF common stock fund	$34,905,859	$—	$—	$34,905,859
Registered investment companies	278,179,821	—	—	278,179,821
Self-directed brokerage accounts	26,451,970	1,170,946	—	27,622,916
Collective investment trusts measured at NAV*	—	—	—	98,802,072
Total	$339,537,650	$1,170,946	$—	$439,510,668
* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or it's equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
BOKF common stock fund	$34,463,587	$—	$—	$34,463,587
Registered investment companies	273,718,354	—	—	273,718,354
Self-directed brokerage accounts	21,002,662	993,661		21,996,323
Collective investment trusts measured at NAV*	—	—	—	94,869,949
Total	$329,184,603	$993,661	$—	$425,048,213
* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or it's equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Participants should refer to the fund prospectus or other investment document for information on a fund's investment risk, objective, fees and expenses.

Note 4 – Income Tax Status

The Plan has received a prototype opinion letter from the IRS dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this opinion letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Employers' matching contribution are generally not subject to federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note 6 – Related Parties

The Plan holds investments in funds that are part of the Cavanal Hill mutual fund family. Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, is the administrator to and investment advisor for the Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940. BOKF, NA is custodian of investments owned by the Cavanal Hill Funds and BOSC, Inc., a wholly owned subsidiary of BOKF, is distributor of the Funds. A BOKF, NA executive officer serves on the Cavanal Hill Funds' board of trustees and BOKF, NA officers serve as president and secretary of the Cavanal Hill Funds. A majority of the members of the Cavanal Hill Funds' board of trustees are; however, independent of BOKF, NA and the Cavanal Hill Funds are managed by its board of trustees. Participants should refer to the Cavanal Hill Funds prospectus for additional information.

A portion of the Plan's assets are invested in BOKF stock. Since BOKF is the Plan Sponsor, investments involving BOKF stock qualify as party-in-interest transactions. The Plan is authorized to include BOKF, NA MAP Target Funds as investment options. The MAP Funds include seven different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. The Plan also is authorized to include the BOKF, NA Strategic Allocation Fund (SAF) as an international investment option. Cavanal Hill serves as investment advisor and BOKF, NA serves as custodian and administrator to the MAP Target Funds and SAF.

All the above transactions are exempt from prohibited transactions rules.
Note 7 – Subsequent Events

The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2015 through the issuance of the financial statements.

Effective April 1, 2016, the Plan was amended to allow participants to elect to transfer any amount not otherwise distributable under the Plan to a designated Roth Elective Deferral Account maintained for the participant within the Plan. There were no other events identified requiring recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

BOK FINANCIAL 401(k) PLAN

FORM 5500 SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)

EIN: 73-0780382
Plan#:002

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, or Maturity Value	(e) Current Value

*	BOK Financial Corporation	BOKF Common Stock Fund	$34,905,859
*	Cavanal Hill Funds	Cash Management Fund	38,352,590
		Large Cap Equity I	4,496,203
	American	Balanced Fund	17,919,231
	American Beacon	Small Cap Value Fund	3,117,472
	Neuberger and Berman	Genesis Trust Fund	32,281,642
	Dodge and Cox	Stock Fund	42,097,184
	Vanguard	Institutional Index	42,738,077
		Midcap Index	14,198,064
		Short Term Index	3,621,707
	Columbia	Midcap Value Z Fund	9,558,297
	T Rowe Price	New Horizons	21,847,017
	JP Morgan	Large Cap Growth Fund	24,701,555
	Metropolitan West	Total Return	18,184,584
*	BOKF, NA Managed Allocation Portfolio (MAP)	MAP 2010 Fund	2,796,989
		MAP 2020 Fund	18,467,523
		MAP 2030 Fund	28,331,361
		MAP 2040 Fund	18,872,277
		MAP 2050 Fund	10,193,579
		MAP 2060 Fund	2,640,213
		MAP Conservative	1,490,687
	Morgan Stanley	MSIF Midcap Growth Fund	72,200
	Massmutal	Midcap Growth	4,993,998
*	BOKF, NA Strategic Allocation Fund (SAF)	International Strategic Allocation Fund	16,009,443
	Self-directed common stocks, bonds and registered investment companies	Common stocks, bonds and registered investment companies	27,622,916
*	Notes receivable from participants	Loans to participants with interest rates ranging from 3.25% to 10.50% with various maturities	11,258,703
			$450,769,371
*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.